U.S. SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                                FORM 5

        ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

Frank E. Williams, Jr.
2789-B Hartland Road
Falls Church, VA 22043

2.  Issuer Name and Ticker or Trading Symbol

Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)

4.  Statement for Month/Year

     July/2002

5.  If Amendment, Date of Original (Month/Year)

     N/A

6.  Relationship of Reporting Person to Issuer

  X  Director
     Officer - Title -
  X  10% Owner
     Other
**********************

Table I
Non-Derivative Securities Acquired Disposed of, or Beneficially Owned

1.  Title of Security

     Williams Industries, Inc. Common Stock

2.  Transaction Date (Month/Year)

     7/30/02

3.  Transaction Code

    Code
    J (282,466 shares transferred from Kravata of Virginia, Inc., to The Williams Family Limited Partnership; see section 7(c) below)

4.  Securities Acquired (A) or Disposed of (D)

        Amount    (A) or (D)    Price
        N/a (no shares were acquired or disposed of by the transfer herein reported in that the transfer occurred between entities controlled by Mr. Williams and did not change the number of shares beneficially owned by Mr. Williams)

5.  Amount of Securities Beneficially Owned
    at End of the Issuer's Fiscal Year

 1,343,310, as listed, excluding shares under (b):

a. 355,564
b. 158,705  Mr. Williams disclaims beneficial ownership of his wife's shares.
c. 569,546
d.  75,900
e.   3,000
f.   1,000
g. 338,300

6.  Ownership Form: Direct (D) or Indirect (I)

a.  D
b.  I
c.  I
d.  I
e.  I
f.  I
g.  I

7.  Nature of Indirect Beneficial Ownership

b. By wife (Mr. Williams disclaims beneficial ownership of his wife's shares)
c. By Williams Family Limited Partnership (includes 282,466 shares formerly owned by Kravata of Virginia, Inc., of which the Williams Family Limited Partnership ("WFLP") is the controlling Shareholder, transferred to the WFLP on July 30, 2002) Mr.
     Williams is the President and controlling person of the Williams Family Corporation, the General Partner of the WFLP
d.  As executor of estate of deceased father
e.  As trustee for minor granddaughter
f. As controlling person of Williams Family Foundation, a charitable trust
g. By Williams Enterprises of Georgia, Inc., of which Mr. Williams is the controlling person

Table II
Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Derivative Security

     Options to Buy

2.  Conversion or Exercise Price of Derivative Security

     A     $2.75
     B.    $2.75
     C.    $3.34
     D     $2.78
     E.    $4.45

3.  Transaction Date (Month/Year)

A.  5/01/98 option granted
B.  1/22/99 option granted
C.  1/21/00 option granted
D.  1/19/01 option granted
E.  1/21/02 option granted

4.  Transaction Code

    Code
     N/a

5.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

     n/a

6.  Date Exercisable and Expiration Date (Month/Date/Year)

     A.  5/1/98 and 4/30/03
     B. 1/22/99 and 1/21/04
     C. 1/21/00 and 1/20/05
     D. 1/19/01 and 1/18/06
     E. 1/21/02 and 1/20/07

7.  Title and Amount of Underlying Securities

    Williams Industries, Inc. Common Stock

    Amount or Number of Shares -

     A. 3000 shares
     B. 2500 shares
     C. 2500 shares
     D. 2500 shares
     E. 2500 shares

8.  Price of Derivative Security

     n/a

9.  Number of Derivative Securities Beneficially Owned at
    End of Year

     5 options as specified above


10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

     D

11. Nature of Indirect Beneficial Ownership

     n/a

Signature of Reporting Person

/s/ Frank E. Williams, Jr.   Date: September 11, 2002
Frank E. Williams, Jr.